Alphatec Holdings, Inc.

1950 Camino Vida Roble

Carlsbad, California 92008

May 6, 2021

VIA EDGAR

Mr. Dillon Hagius

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alphatec Holdings, Inc.

Registration Statement on Form S-3

Filed March 31, 2021

File No. 333-254915

Dear Mr. Hagius:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Alphatec Holdings, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on May 10, 2021, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours,

ALPHATEC HOLDINGS, INC.

By:	/s/ Craig E. Hunsaker
Craig E. Hunsaker
Executive Vice President, People & Culture and General Counsel

cc:	Matthew T. Bush, Esq., Latham & Watkins LLP

Kevin C. Reyes, Esq., Latham & Watkins LLP